
06010496

BENFIELD



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

January 16, 2005

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

1. Share Allotment Minute dated 13 October 2005
2. Announcement re Notification of Major Interests in shares
3. Share Allotment Minute dated 19 October 2005
4. Share Allotment Minute dated 20 October 2005
5. Share Allotment Minute dated 31 October 2005
6. Announcement re Notification of Major Interests in shares
7. Announcement re Notification of Major Interests in shares
8. Share Allotment Minute dated 24 November 2005
9. Share Allotment Minute dated 8 December 2005
10. Share Allotment Minute dated 13 December 2005
11. Share Allotment Minute dated 31 December 2005

dlw 1/30

BENFIELD



If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 13 October 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 7,702 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 13 October 2005 these DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Paul Surdel – 7,702 shares (IVC 32004)

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director



Benfield Group Limited
14 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan Chase Bank - 1,118,500
Brown Brothers Harriman and Co - 9,900
J P Morgan, Bournemouth - 5,715,529
J P Morgan, Bournemouth - 359,700

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

1,574,583

8. Percentage of issued class

0.67%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

13 October 2005

12. Total holding following this notification

7, 203,629

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

Notification results from the notifying parties holding above 3% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

14 October 2005

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Wednesday 19 October 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 7,666 options are being exercised in accordance with the Rules of the Plan. As at 19 October 2005 these option's are to be allotted to the individual detailed below as Common Shares of £0.01 Each:-

Daniel Brookman	IVC: 15882	7,666 shares

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.



Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Thursday 20 October 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman D Christian	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 4,386 options are being exercised in accordance with the rules of the Plan. As at 20 October 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Brian Keith Engel (IVC: 15148) – 4,386 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.



Chairman/Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 31 October 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. **Share Allotment**

It was reported that, under the Deferred Share Unit ("DSU") Plan, a total of 12,500 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 31 October 2005 these DSU's are to be allotted to the following individual as Common Shares of £0.01 Each:-

Jeffrey Jones – 12,500 Common shares. (IVC : 25098)

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....
Director


financial
express

Benfield Group Limited
17 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Str Bk and Tr Co Lndn - 297,400

JP Morgan Bournemouth - 227,300

Northern Trust London - 195,700

HSBC Bank plc - 33,200

Bank of New York Brussels - 17,800

Mellon Bank - 7,200

JP Morgan Chase Bank - 3,885,500

Brown Brothers Harriman and Co - 71,900

State Street Bank and TR Co - 34,300

JP Morgan Bournemouth - 5,877,829

JP Morgan Bournemouth - 359,700

5. Number of shares / amount of stock acquired

2,229,617

6. Percentage of issued class

0.95%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

N/A

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

16 November 2005

12. Total holding following this notification

11,007,829

13. Total percentage holding of issued class following this notification

4.70%

14. Any additional information

Notification results from the notifying parties holding above 4% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

16 November 2005



Benfield Group Limited
21 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Str Bk and Tr Co Lndn - 297,400

JP Morgan Bournemouth - 227,300

Northern Trust London - 195,700

HSBC Bank plc - 33,200

Bank of New York Brussels - 17,800

Mellon Bank - 7,200

JP Morgan Chase Bank - 4,777,900

Brown Brothers Harriman and Co - 71,900

State Street Bank and TR Co - 34,300

JP Morgan Bournemouth - 5,877,829

Brown Bros Harrimn Ltd Lux - 44,200

JP Morgan Bournemouth - 359,700

5. Number of shares / amount of stock acquired

936,600

6. Percentage of issued class

0.40%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

N/A

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

21 November 2005

12. Total holding following this notification

11,944,429

13. Total percentage holding of issued class following this notification

5.10%

14. Any additional information

Notification results from the notifying parties holding above 4% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

21 November 2005

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Thursday 24 Novemberr 2005
at 55 Bishopsgate London EC2N 3BD

Present: J L P Whiter
D Christian

In attendance: M R Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 6,500 options are being exercised in accordance with the rules of the Plan. As at 24 November 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Patricia Rochelle Zoe Chadwick – 6,500 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.



....
~~Chairman~~/Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Thursday 8 December 2005
at 55 Bishopsgate London EC2N 3BD

Present:	J L P Whiter D Christian	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 13,334 options are being exercised in accordance with the rules of the Plan. As at 8 December 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

IVC 22659 Elizabeth Trautman – 13,334 Common shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.



....
~~Chairman~~/Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Tuesday 13 December 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 218,698 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted as at 13 December 2005 to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

IVC	Name	No of shares
24999	Brian Anderson	20,792
15068	Dave Cutler Cameron	31,384
19730	Arthur Dougherty	3,923
15148	Brian Engel	11,769
15163	Scott Fest	3,889
20059	David Galleger	555
15216	Charles Hewitt	31,250
12688	Jack Hickey	11,769
15228	Linda Johnson	39,230
15007	Gregory Messenger	15,692
21556	Robert Olson	1,111
21743	Brian Pietrzak	555
21780	Paul Poston	555
25181	Theresa Schugel	7,846
25193	Christine Schwegman	555
15462	Philip Taylor	21,576
25210	Kevin Vance	555
22842	Lisa Walsh	15,692

Secretary is to instruct the Registrars to issue the relevant share certificates.



....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on 3 January 2006 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman G D Chilton	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 122,042 DSU's had vested and distributed in accordance with the Rules of the Plan. As **at 31 December 2005** these DSU's are to be allotted to the following individual as Common Shares of £0.01 Each:-

IVC: 15095 Thomas Arthur Collett – 122,042 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....

Director